U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                       N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Press Release dated February 8, 2006	4
2.	Press Release dated February 16, 2006	16

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                              KINGSWAY FINANCIAL SERVICES INC.

Dated:  February 17, 2006                                 By:   /s/  W. Shaun  Jackson
                                                                             W. Shaun Jackson
                                                                             Executive Vice President and
                                                                             Chief Financial Officer

KINGSWAY INCREASES NET INCOME BY 24% FOR THE YEAR AND ITS DIVIDEND BY 25%

Toronto, Ontario (February 8, 2006) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced financial results for the fourth quarter and year ended December 31, 2005 (Cdn dollars except where indicated).

Q4 2005 Highlights

•	Diluted earnings per share increased 16% to a Q4 record $0.74 (19% to U$0.63)

•	Income before income taxes increased 16% to $42.0 million (20% to U$35.8 million)

•	Net income increased 16% to $42.1 million (20% to U$35.9 million)

•	Net operating income increased 18% to $34.6 million (23% to U$29.5 million)

•	Combined ratio improved to 97.7% compared to 98.2% in Q4 2004

•	Underwriting profit increased 21% to $11.9 million (24% to U$10.1 million)

•	Annualized return on equity improved to 18.4%

For the Year

•	Diluted earnings per share increased 23% to $2.86 (32% to U$2.37)

•	Income before income taxes increased 28% to $186.8 million (37% to U$154.3)

•	Net income increased 24% to $163.1 million (34% to U$135.0)

•	Combined ratio improved to 97.2% from 97.8% in 2004

•	Underwriting profit increased 18% to record $60.6 million (26% to U$49.8 million)

•	Return on equity of 18.8%

•	Book value per share increased 16% to $16.57 (20% to U$14.25)

•	Fair value of investment portfolio increased 7% to $60.39 per share (10% to U$51.93)

Net income for the quarter increased 16% to $42.1 million compared to $36.3 million in the fourth quarter of 2004 and in U.S. dollars increased 20% to U$35.9 million from U$29.8 million. Net income for the year increased 24% to a record $163.1 million (increased 34% to U$135.0 million), over the $131.0 million (U$101.0 million) reported last year.

Return on equity (annualized) was 18.4% in the quarter compared to 18.2% in the fourth quarter of 2004, and was 18.8% for the year compared to 17.4% in 2004. Diluted earnings per share increased 16% to $0.74 (19% to U$0.63), compared to $0.64 (U$0.53) for the same quarter of 2004. For the year, diluted earnings per share increased by 23% to a record $2.86 (32% to U$2.37) over $2.32 (U$1.79) last year.

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“I am very pleased to again report record earnings. 2005 was an outstanding year in which we delivered record earnings for each quarter and for the year,” said Bill Star, President & Chief Executive Officer. “Our disciplined underwriting approach has led to an improved combined ratio and record underwriting profits in 2005 on lower premium volume than 2004. During the year we continued to build our book value per share and strengthen our capital position, and as a result I am pleased to announce that the Board has today approved a [25%] increase in our quarterly dividend. Pricing is generally stable and we continue to see growth opportunities in the extremely fragmented U.S. markets. Our diversification in the U.S. and Canada together with our dominant niche market positions provide us with a strong foundation as we enter 2006.”

Net Operating Income

Net operating income for the quarter increased 18% to $34.6 million (23% to U$29.5 million) or $0.61 (U$0.52) diluted earnings per share compared with $29.4 million (U$24.1 million) or $0.52 (U$0.43) diluted earnings per share for the fourth quarter of 2004. For the year, net operating income increased 18% to $128.7 million (26% to U$106.4 million) or $2.26 (U$1.87) diluted earnings per share compared with $109.2 million (U$84.3 million) or $1.93 (U$1.49) for 2004. Net operating income is a non-GAAP measure defined by the Company as net income excluding after-tax net realized gains and losses on investments.

Premiums

During the fourth quarter, gross premiums written declined 11% to $515.3 million (7% to U$439.3 million), compared with $579.0 million (U$474.0 million) in the same quarter last year. Gross premiums written were $2.30 billion (U$1.89 billion) for 2005, compared to $2.61 billion (U$2.00 billion) for 2004. U.S. operations represented 68% of gross premiums written in 2005, compared with 71% last year. Trucking, non-standard automobile and commercial automobile premiums represented 31%, 29% and 12%, respectively, of gross premiums written for the year compared with 29%, 35% and 12%, respectively, last year.

For the quarter gross premiums written from U.S. operations decreased 11% to $357.5 million (8% to U$304.8 million) compared with $403.2 million (U$330.0 million) last year. For the year, gross premiums written by U.S. operations were $1.56 billion (U$1.28 billion) compared to $1.85 billion (U$1.42 billion) last year. The decline in premiums written by our U.S. operations compared to the previous year is mainly attributable to competitive pricing in some non-standard automobile markets and the termination of certain programs. Gross premiums written from Canadian operations were $157.8 million (U$134.5 million) for the quarter compared to $175.8 million (U$144.0 million) last year and for the year were $740.1 million (U$609.9 million) compared to $760.6 million (U$583.5 million) last year. The decline in gross premiums written by our Canadian operations is mainly attributable to Alberta non-standard automobile where the majority of our premiums are now ceded to the residual market facility.

Net premiums written decreased 7% to $473.3 million (U$403.5 million) compared with $506.4 million (U$414.6 million) for the same quarter of last year, and were $2.21 billion (U$1.82 billion) for the year compared to $2.27 billion (U$1.74 billion) for 2004. Premiums ceded to reinsurers represented 8% of gross premiums written (4% for the year) compared to 13% in the same quarter last year (13% for the year). Premiums ceded to reinsurers included $10.8 million (U$9.2 million) related to Zephyr Insurance in Hawaii which was acquired in the fourth quarter of 2005.

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Net premiums earned declined 5% to $522.4 million (1% to U$445.4 million) for the quarter compared with $550.9 million (U$451.3 million) for the same quarter last year. For 2005, net premiums earned were $2.17 billion (U$1.79 billion) compared with $2.31 billion (U$1.78 billion) in the same period last year. For U.S. operations, net premiums earned decreased 9% to $356.7 million (U$304.1 million) compared with $390.2 million (U$319.6 million) in the same quarter of 2004. Net premiums earned from Canadian operations increased by 3% to $165.7 million (U$141.3 million) compared with $160.8 million (U$131.8 million) in the same quarter last year. For the year, net premiums earned from U.S. operations were $1.47 billion (U$1.21 billion) compared to $1.66 billion (U$1.28 billion) last year, and for the Canadian operations were $705.5 million (U$582.5 million) and $652.4 million (U$501.9 million), respectively.

Underwriting Profit & Combined Ratio

The combined ratio was 97.7% (97.2% for the year) resulting in an underwriting profit of $11.9 million (U$10.1 million) in the quarter and $60.6 million (U$49.8 million) year to date. For the quarter, the U.S. operations combined ratio was 100.1% (95.3% last year). The Canadian operations combined ratio improved to 92.7% (105.4% last year) which produced an underwriting profit of $12.1 million (loss of $8.6 million last year). For the year, U.S. operations combined ratio was 97.7% (97.7% last year) which produced an underwriting profit of $33.5 million ($37.7 million last year), and for Canadian operations was 96.1% (97.9% last year), with an underwriting profit of $27.2 million ($13.6 million last year). For the year, the loss ratio for Canadian operations improved to 68.3% compared to 72.2% last year and for the U.S. operations improved to 68.3% compared to 70.3% last year.

Investment Income

For the quarter, investment income increased 16% to $29.2 million (21% to U$24.9 million) compared with $25.1 million (U$20.6 million) for the same quarter of 2004. For the year, investment income increased by 17% to $112.6 million (25% to U$93.0 million) compared to $96.4 million (U$74.3 million) last year. Net realized gains amounted to $9.6 million (U$8.2 million) compared with $8.5 million (U$7.0 million) in the same quarter of 2004. Net realized gains after-tax were $7.4 million (U$6.4 million) or $0.13 (U$0.11) diluted earnings per share compared with $6.9 million (U$5.7 million) or $0.12 (U$0.10) diluted earnings per share in the same quarter of 2004.

For the year, net realized gains were $45.9 million (U$38.2 million) compared with $26.7 million (U$20.4 million) last year. On an after-tax basis, net realized gains were $34.4 million (U$28.7 million) or $0.60 (U$0.50) diluted earnings per share compared with $21.9 million (U$16.7 million) or $0.39 (U$0.30) diluted earnings per share last year.

Net unrealized gains at December 31, 2005 on the investment portfolio were $21.2 million (U$18.2 million) or $0.37 (U$0.32) per share outstanding as compared to $73.7 million (U$61.3 million) or $1.31 (U$1.09) per share outstanding at the end of 2004. Net unrealized gains on the common shares portfolio were $46.6 million (U$40.1 million) or $0.83 (U$0.71) per share outstanding at December 31, 2005 compared to $67.6 million (U$56.3 million) or $1.20 (U$1.00) per share outstanding at the end of 2004.

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Duration is a measure used to estimate the extent market values of fixed maturity investments change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point parallel increase in interest rates would decrease the market value of our fixed maturity investments by $77.8 million at December 31, 2005, representing 2.8% of the $2,757.5 million fair value fixed maturity investment portfolio.

Balance Sheet

Total assets as at December 31, 2005 are $4.41 billion (U$3.80 billion) compared to $4.23 billion (U$3.52 billion) at the end of 2004. Despite unrealized currency translation adjustment decreasing book value per share by $0.40 in the year, book value per share increased by 16% since the beginning of the year to $16.57 (20% to U$14.25).

The carrying value of the investment portfolio, including cash increased 9% to $3,389.9 million (13% to U$2,914.8 million), compared to $3,104.5 million (U$2,582.8 million) as at December 31, 2004. At December 31, 2005, 30% of the fixed income portfolio matures in less than one year and 45% matures after one year and in less than five years. The fair value of the investment portfolio including cash represents $60.39 (U$51.93) per common share at December 31, 2005.

Provisions for unpaid claims increased by 6% to $2,144.8 million (9% to U$1,844.2 million) compared to $2,030.4 million (U$1,689.2 million) at the end of 2004. At December 31, 2005 the provision for unpaid claims comprised case reserves for individual claims amounting to $1,335.9 million ($1,218.7 million last year) and a provision for Incurred But Not Reported claims of $808.9 million ($811.8 million last year). For each of our insurance subsidiaries the provision for unpaid claims are at least 100% of the point estimate recommended by their independent appointed actuary as at December 31, 2005.

U.S. Dollar Reporting

As previously announced, the Company will report its results in U.S. dollars commencing with the 2005 Annual Report. Quarterly results will be reported in U.S. dollars commencing with the first quarter of 2006.

Increase in Quarterly Dividend

The Board of Directors today approved a 25% increase in the payment of the Company’s quarterly dividend to an amount of $0.0625 per share. The first dividend payment at this rate will be made on March 31, 2006 to shareholders of record as at March 15, 2006.

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Further Information

The discussion and analysis of our results of operation and information in this press release is an update of the information set forth in our 2004 Annual Report. Further information about our financial results and condition can be found in the Company’s Annual Report and other filings.

Conference Call

The Company will have its quarterly conference call today at 5:00pm (EST). The call may be accessed by telephone at 1-800-814-4857. A live broadcast of the conference call can be accessed at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=21172617# or through a link from our website at www.kingsway-financial.com. A rebroadcast of the conference call will also be available and can be accessed through our website.

Forward Looking Statements

This press release includes “forward looking statements” that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2004 Annual Report under the heading Risks and Uncertainties in the Management’s Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About the Company

Kingsway Financial Services Inc. is the largest truck insurer in North America and the seventh largest non-standard automobile insurer in North America according to A.M. Best. Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company, Zephyr Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco Insurance Company and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. Kingsway General, York Fire and American Service are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-"(stable) by Standard and Poor’s and “BBB” (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three months and year ended December 31, 2005 and 2004
(In thousands of Canadian dollars, except for per share amounts)

	Quarter to Dec 31:		12 Months to Dec 31:

	2005	2004	2005	2004

	(unaudited)
Gross premiums written	$515,304	$578,989	$2,297,899	$2,610,070

Net premiums written	$473,259	$506,399	$2,214,182	$2,265,956

Revenue:
Net premiums earned	$522,439	$550,943	$2,170,860	$2,314,103
Investment income	29,221	25,109	112,563	96,429
Net realized gains	9,601	8,474	45,929	26,658

	561,261	584,526	2,329,352	2,437,190
Expenses:
Claims incurred	360,226	396,898	1,483,343	1,639,094
Commissions and premium taxes	97,338	98,988	438,760	431,070
General and administrative expenses	52,956	45,229	188,130	192,641
Interest expense	8,288	6,948	31,345	27,494
Amortization of intangibles	474	161	950	690

	519,282	548,224	2,142,528	2,290,989

Income before income taxes	41,979	36,302	186,824	146,201
Income taxes (recovery)	(99)	(42)	23,749	15,196

Net income	$42,078	$36,344	$163,075	$131,005

Earnings per share:
Basic:	$0.75	$0.65	$2.89	$2.33
Diluted:	$0.74	$0.64	$2.86	$2.32
Weighted average shares outstanding in (‘000s):
Basic:	56,476	56,194	56,423	56,124
Diluted:	57,057	56,639	56,963	56,549
Claims ratio	68.9%	72.0%	68.3%	70.8%
Expense ratio	28.8%	26.2%	28.9%	27.0%
Combined ratio	97.7%	98.2%	97.2%	97.8%

Underwriting profit	$11,919	$9,828	$60,627	$51,298
Return on equity (annualized)	18.4%	18.2%	18.8%	17.4%
Book value per share			$16.57	$14.25

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	Dec. 31 2005	Dec. 31 2004

	(unaudited)

ASSETS
Cash & cash equivalents	$129,133	$104,698
Investments	3,260,808	2,999,841
Accrued investment income	29,222	25,297
Accounts receivable and other assets	328,854	395,241
Due from reinsurers and other insurers	259,318	312,996
Deferred policy acquisition costs	173,088	170,576
Income taxes recoverable	--	12,535
Future income taxes	67,383	57,871
Capital assets	83,280	70,336
Goodwill and intangible assets	82,724	80,919

	$4,413,810	$4,230,310

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Bank indebtedness	$13,685	$72,002
Loans payable	77,016	--
Accounts payable and accrued liabilities	150,802	132,635
Fund withheld payable to reinsurer	--	94,586
Income taxes payable	7,929	--
Unearned premium	755,052	762,472
Unpaid claims	2,144,817	2,030,449
Senior unsecured indebtedness	223,375	228,250
Subordinated indebtedness	105,251	108,781

	3,477,927	3,429,175

SHAREHOLDERS' EQUITY
Share capital	475,498	471,886
Issued and outstanding number of common shares
56,480,453 – December 31, 2005
56,210,250 – December 31, 2004
Contributed surplus	4,029	2,285
Currency translation adjustment	(156,359)	(133,967)
Retained earnings	612,715	460,931

	935,883	801,135

	$4,413,810	$4,230,310

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the three months and year ended December 31, 2005 and 2004
(In thousands of Canadian dollars)

	Quarter to Dec. 31:		12 months to Dec. 31:

	2005	2004	2005	2004

	(unaudited)

Retained earnings, beginning of period	$573,461	$424,587	$460,931	$329,926
Net income for the period	42,078	36,344	163,075	131,005
Common share dividends	(2,824)	--	(11,291)	--

Retained earnings, end of period	$612,715	$460,931	$612,715	$460,931

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
As at December 31, 2005 and 2004
(In thousands of Canadian dollars)

1.	Investments:

	December 31, 2005

	Carrying Amount	Fair value

Term deposits	$445,511	$443,957
Bonds:
Government	498,131	497,533
Corporate	1,839,376	1,815,958
Preferred shares	1,500	1,572
Common shares	376,616	423,280
Financed premiums	99,674	99,674

	$3,260,808	$3,281,974

	December 31, 2004

	Carrying Amount	Fair value

Term deposits	$317,853	$317,626
Bonds:
Government	590,050	592,693
Corporate	1,662,783	1,666,447
Common shares	324,323	391,964
Financed premiums	104,832	104,832

	$2,999,841	$3,073,562

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
For the three months and year ended December 31, 2005 and 2004
(In thousands of Canadian dollars)

2.	Underwriting Results:

        The underwriting results for the Company’s operations were as follows:

	Quarter to Dec. 31:		12 months to Dec. 31:

	2005	2004	2005	2004

Underwriting Profit
Canada	$12,094	$(8,619)	$27,163	$13,575
U.S	(175)	18,447	33,464	37,723

Total	$11,919	$9,828	$60,627	$51,298

Combined Ratio
Canada	92.7%	105.4%	96.1%	97.9%
U.S	100.1%	95.3%	97.7%	97.7%

Total	97.7%	98.2%	97.2%	97.8%

Expense Ratio
Canada	30.1%	27.8%	27.8%	25.7%
U.S	28.2%	25.5%	29.4%	27.4%

Total	28.8%	26.2%	28.9%	27.0%

Loss Ratio
Canada	62.6%	77.6%	68.3%	72.2%
U.S	71.9%	69.8%	68.3%	70.3%

Total	68.9%	72.0%	68.3%	70.8%

Favourable (Unfavourable) change
in estimated unpaid claims for
prior accident years (note 1):
Canada	$2,954	$(20,235)	$(2,811)	$(39,252)
U.S	(25,579)	(8,038)	(26,191)	(28,530)

Total	$(22,625)	$(28,273)	$(29,002)	$(67,782)

As a % of net premiums earned (note 2):
Canada	(1.8%)	12.6%	0.4%	6.0%
U.S	7.2%	2.1%	1.8%	1.7%

Total	4.3%	5.1%	1.3%	2.9%

As a % of unpaid claims (note 3):
Canada			0.4%	7.4%
U.S			2.1%	2.5%

Total			1.4%	4.1%

Note 1 – (Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results.

Note 2 – Increase (decrease) in current financial year reported combined ratio.

Note 3 – Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year.

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
As at December 31, 2005 and 2004
(In thousands of Canadian dollars, except for per share amount)

3.	Financial Strength:

Some of the key indicators of the Company’s financial strength are as follows:

	December 31, 2005	December 31, 2004

Rolling four quarter calculations:
Net Premiums Written to Estimated Statutory Surplus Ratio	2.0x	2.2x
Interest Coverage Ratio	7.2x	6.7x
Total Bank and Senior Debt to Capitalization Ratio	23.5%	25.1%

4.	Summary of Quarterly Results in U.S. dollars over the previous five quarters

The selected financial information disclosed below has been translated using the Bank of Canada monthly average exchange rate for the income statement and the month end rate for the balance sheet. Readers should be cautioned as to the limited usefulness of the selected financial information presented below.

	2005				2004

	Q4	Q3	Q2	Q1	Q4

Gross premiums written	$439,267	$452,341	$478,446	$524,606	$473,951

Net premiums earned	445,372	461,446	469,300	415,825	451,332

Total revenue	478,502	495,557	497,305	451,853	478,843

Net realized gains (after tax)	6,358	8,011	3,188	11,094	5,748

Underwriting profit	10,102	10,023	14,296	15,369	8,122

Net income	35,901	31,339	29,647	38,121	29,828

Book value per share	$14.25	$13.65	$12.93	$12.47	$11.86

Earnings per share
Basic	$0.64	$0.55	$0.52	$0.68	$0.53
Diluted	0.63	0.55	0.52	0.67	0.53

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASHFLOWS
For the three months and year ended December 31, 2005 and 2004
(In thousands of Canadian dollars)

	Quarter to Dec. 31:		12 months to Dec. 31:

	2005	2004	2005	2004

	(unaudited)

Cash provided by (used in):
Operating activities:
Net income	$42,078	$36,344	$163,075	$131,005
Items not affecting cash:
Amortization	1,992	2,171	9,317	10,377
Future income taxes	(2,695)	(8,886)	(8,153)	10,508
Net realized gains	(9,601)	(8,474)	(45,929)	(26,658)
Amortization of bond premiums & discounts	1,473	4,531	13,227	25,965

	33,247	25,686	131,537	151,197
Net change in other non-cash balances:	7,355	111,668	170,294	353,966

	40,602	137,354	301,831	505,163
Financing activities:
Increase of share capital	619	276	3,612	3,218
Common share dividends	(2,824)	--	(11,291)	--
Increase (decrease) in bank indebtedness
and loans payable	7,483	(738)	21,731	(82,808)
Increase in senior unsecured indebtedness	--	--	--	163,284

	5,278	(462)	14,052	83,694
Investing activities:
Purchase of investments	(911,370)	(663,831)	(3,130,950)	(3,145,974)
Proceeds from sale of investments	906,702	542,743	2,844,058	2,559,877
Financed premiums receivable, net	6,452	(15,838)	4,365	(22,283)
Purchase of subsidiaries, net of cash
acquired	14,004	--	14,004	--
Net change to capital assets	(13,149)	(4,299)	(22,925)	(16,662)

	2,639	(141,225)	(291,448)	(625,042)
Increase (decrease) in cash during period	48,519	(4,333)	24,435	(36,185)
Cash and cash equivalents, beginning of period	80,614	109,031	104,698	140,883

Cash and cash equivalents, end of period	$129,133	$104,698	$129,133	$104,698

KINGSWAY ENTERS INTO $150 MILLION CREDIT FACILITY

Toronto, Ontario (February 16, 2006) – (TSX:KFS, NYSE:KFS) Kingsway Financial Services Inc. today announced that it has entered into a new Cdn $150 million 364 day revolving credit facility with a syndicate of banks. This credit facility replaces the existing Cdn $150 million 364 day revolving credit facility which matures on March 3, 2006. In the new facility, The Bank of Nova Scotia is acting as Administrative Agent, Co-Lead Arranger and Book Runner and LaSalle Bank National Association is acting as Syndicated Agent and Co-Lead Arranger.

About the Company

Kingsway Financial Services Inc. is the largest truck insurer in North America and the seventh largest non-standard automobile insurer in North America according to A.M. Best. Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company, Zephyr Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco Insurance Company and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. Kingsway General, York Fire and American Service are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-” (stable) by Standard and Poor’s and “BBB” (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888